SIDLEY AUSTIN llp 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG HOUSTON LONDON	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

February 28, 2012

By Edgar

Jay Knight, Esq.
Special Counsel
Office of Structured Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Daimler Trust Leasing LLC
Daimler Trust
Registration Statement on Form S-3
File Nos. 333-178761 and 333-178761-01

Dear Mr. Knight:

On behalf of the registrants, Daimler Trust Leasing LLC and Daimler Trust, we transmit for filing under the Securities Act of 1933, Amendment No. 3 to the registration statement on Form S-3, nos. 333-178761 and 333-178761-01.  There are no changes to the forms of prospectus and prospectus supplement in this filing from those filed with Amendment No. 2.  The purpose of this filing is to re-file Exhibit 5.1 in response to the staff’s comments of February 27, 2012, to increase the shelf capacity for the registration statement, and to file two additional exhibits.

In addition, the registrants have instructed us to provide each of the responses set forth below to the staff’s comments of February 27, 2012.  For ease of reference, the staff’s comments have been repeated below in italics.  Each comment is followed by the registrants’ response, and we refer to each of your comments by the number assigned to it by you.

Exhibit 5.1

1.	Please advise counsel to revise its legal opinion in the following manner:

•
With respect to subparagraph A on page two of the opinion, revise to also express an opinion as to Delaware law, as the opinion must also consider the law of the jurisdiction under which the registrants are organized in order to provide the binding obligation opinion. Refer to Section II.B.1.e. of Staff Legal Bulletin No. 19 October 14, 2011).

We are aware of the above referenced requirement.  We note that, as is set forth in the

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

prospectus, a separate trust will be formed to be the issuer for each series of notes pursuant to a trust agreement between Daimler Trust Leasing LLC, as depositor, and the trustee named in the related prospectus supplement.  We therefore undertake that, with every takedown under the registration statement, the updated legality opinion will consider the law of the jurisdiction under which the issuer and the depositor are formed and will include the opinions relating to the issuer and the depositor that are required under the referenced section of Staff Legal Bulletin No. 19.

•	Remove or revise subparagraph B since it is inappropriate for counsel to assume any of the material facts underlying the opinion or any readily ascertainable facts.

We have revised and re-issued the opinion in response to this comment.

2.
In the penultimate paragraph, we note the opinion is expressed and made only as of February 17, 2012 (the date of the opinion) and that counsel assumes no obligation to advise noteholders of changes in law or facts that may come to counsel’s attention or its effect on the opinion. Please confirm your understanding that when a takedown occurs and with every takedown, the registrants must file an updated clean opinion as an exhibit to the registration statement.

We understand and agree that when a takedown occurs and with every takedown, the registrants will file an updated clean opinion as an exhibit to the registration statement.

Exhibit 8.1

3.
We note again that in the penultimate paragraph the opinion states that it is expressed and made only as of February 17, 2012 (the date of the opinion) and that counsel assumes no obligation to advise noteholders of changes in law or facts that may come to counsel’s attention or its effect on the opinion. Please confirm your understanding that to the extent that there are other material tax consequences of a specific takedown not addressed in the filed opinion, the registrants must file an updated clean tax opinion as an exhibit to the registration statement.

We understand and agree that to the extent that there are other material tax consequences of a specific takedown not addressed in the filed opinion, the registrants will file an updated clean tax opinion as an exhibit to the registration statement.

Please contact me at 212-839-5334 or sknopf@sidley.com with any questions or comments regarding this matter.  Thank you for your time and attention.

Sincerely,

/s/ Siegfried Knopf

Cc: Steven C. Poling, Esq. – Daimler Trust Leasing/Daimler Trust
Dale W. Lum, Esq. – Sidley Austin LLP